UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number 333-91478-99
For the fiscal year ended December 31, 2008 and 2007
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Gateway Western Railway Union 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105-1804

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	3
Notes to Financial Statements	4
Supplemental Schedule:
Schedule H, line 4(i)—Schedule of Assets (Held at End of Year) as of December 31, 2008	9
Schedule H, Line 4(a)—Schedule of Delinquent Participant Contributions	10
Signatures	11
Exhibit:
Exhibit 23 — Consent of Independent Registered Public Accounting Firm
EX-23

Report of Independent Registered Public Accounting Firm
To the Plan Administrator of
Gateway Western Railway Union 401(k) Plan
Kansas City, Missouri
We have audited the accompanying statements of net assets available for benefits of Gateway Western Railway Union 401(k) Plan as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Gateway Western Railway Union 401(k) Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions as of and for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McGladrey & Pullen, LLP
Kansas City, Missouri
June 25, 2009

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Cash and temporary investments	$10,515	$11,909

Investments, at fair value:
Common stock of Kansas City Southern	32,728	13,938
Common collective trust	410,776	308,774
Mutual funds	1,984,984	3,217,847

Total investments	2,428,488	3,540,559

Contributions Receivable:
Participant	8,127	—
Company	3,067	—

Total contributions receivable	11,194	—

Investment trades receivable	—	36,793

Total assets	2,450,197	3,589,261

Liabilities:
Investment trades payable	8,961	10,903
Accrued liabilities	—	408

Total liabilities	8,961	11,311

Net assets available for benefits at fair value	2,441,236	3,577,950
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	19,701	2,167

Net assets available for benefits at contract value	$2,460,937	$3,580,117

See accompanying notes to financial statements.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007
Additions:
Investment income (loss):
Interest and dividends	$117,718	$244,242
Net appreciation (depreciation) in fair value of investments	(1,068,886)	22,553

Total investment income (loss)	(951,168)	266,795

Contributions:
Participant	182,422	184,594
Company	70,292	71,352

Total contributions	252,714	255,946

Total additions (reductions)	(698,454)	522,741

Deductions:
Fees and expenses	(841)	(1,080)
Benefits paid	(419,885)	(515,144)

Total deductions	(420,726)	(516,224)

Increase (decrease) in net assets available for benefits	(1,119,180)	6,517
Net assets available for benefits:
Beginning of year	3,580,117	3,573,600

End of year	$2,460,937	$3,580,117

See accompanying notes to financial statements.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(1)	Description of the Plan

The following description of the Gateway Western Railway Union 401(k) Plan (the “Plan”) is provided for general informational purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.
(a)	General

The Plan is a participant-directed, defined contribution plan adopted on July 1, 1997. The Plan covers certain union employees of Kansas City Southern Railway Company (the “Company”), located from Kansas City to East St. Louis, who are members in a craft represented by one of the following organizations: Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railroad Signalmen, International Brotherhood of Electrical Workers, International Association of Machinists and Aerospace Workers. Employees age 18 and older are eligible to participate in the Plan on the first day of each calendar quarter coincident with or immediately following the employee’s first day of employment. A plan participant that ends his or her membership in any of the above collective bargaining units is no longer eligible to make elective deferrals under the Plan but will continue to be vested under the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Plan Administration

The Plan is administered by the Compensation and Organization Committee which is appointed by the board of directors of the Company. On June 14, 2007, the Plan’s trustee changed from Nationwide Trust Company to Charles Schwab Trust Company (the “Trustee”). The Trustee is responsible for the custody and management of the Plan’s Assets.

(c)	Contributions

Each year, participants may contribute a portion of their annual eligible compensation, as defined in the plan document, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). The Company matches 50% of participant contributions, up to 6% of annual eligible compensation. Upon enrollment in the Plan, a participant may direct their contributions into any of the various funds offered by the Plan which includes Kansas City Southern (NYSE:KSU) common stock as an investment option.

(d)	Vesting

Participants are immediately vested in their contributions and Company matching contributions, plus actual plan earnings thereon.

(e)	Payment of Benefits

Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for distributions at age 59½. Distributions after termination of employment will be made in a lump-sum payment. Balances not exceeding $1,000 will be paid as soon as administratively practicable following the participant’s separation from services, but in no event later than the 60th day following the close of the Plan year which is the later of the year of the participant’s separation from service or the year in which the participant attains normal retirement age (age 65). Balances exceeding $1,000 will be paid upon the distribution date elected by the participant, but no later than the 60th day following the close of the Plan year in which the participant attains the age of 70½. On retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant’s vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(f)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company matching contribution, and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances as set forth in the plan agreement. The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.

(g)	Administrative Expenses

Investment expenses are paid by the Plan as long as Plan assets are sufficient to provide for such expenses. Administrative expenses of the Plan are paid by the Company.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. Certain prior year amounts have been reclassified to conform to the current year presentation.

(c)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Investment Valuation

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.

Unsettled security transactions at year end are reflected in the financial statements as investment trades payable or receivable.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(e)	Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments. Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.
(f)	Payment of Benefits

Benefit payments are recorded when paid.
(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	2008	2007
Invesco Stable Value Trust, 430,477 and 310,941 units, respectively	$410,776	$308,774
American Balanced, 10,895 and 11,094 units, respectively	150,132	214,222
CRM Mid Cap Value Fund/Investment, 5,884 and 6,997 units, respectively	109,803	203,964
DWS Equity 500 Index, 1,446 and 1,673 units, respectively	146,360	275,299
EuroPacific Growth, 4,541 and 4,028 units, respectively	127,180	204,888
Growth Fund of America, 21,020 and 22,293 units, respectively	430,486	758,184
ING International Value Fund, 12,170 and 10,716 units, respectively	115,498	199,220
PIMCO Total Return Administrative Shares, 31,339 and 38,999 units, respectively	317,773	416,901
Washington Mutual Investors, 9,986 and 8,824 units, respectively	213,808	296,748
During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by ($1,068,886) and $22,553, respectively, as follows:

	2008	2007
Kansas City Southern common stock	$(4,777)	$3,212
Mutual funds	(1,064,109)	19,341

Total net investment appreciation (depreciation)	$(1,068,886)	$22,553

(4)	Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (“SFAS 157”) for financial assets and liabilities. SFAS 157 defines the fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan determines the fair values of its financial instruments based on the fair value hierarchy established in SFAS 157 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy is broken down into three levels based upon the observability of inputs. Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks: valued at the closing price market prices reported on the active market on which the individual securities are traded.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Mutual funds: valued at quoted market prices, which represents the net asset value of the securities held in such funds.

Common collective trust: valued at the net asset value as determined using the estimated fair value of the investments in the respective trust at year end. The common collective trust (Invesco Stable Value Trust or the “Trust”) holds synthetic guaranteed investment contracts (“synthetic GICs”). Synthetic GICs are portfolios of securities (debt securities or units of collective trusts) owned by the Trust with wrap contracts associated with the portfolios. The fair value of wrap contracts is determined based on the change in the present value of the contract’s replacement cost. Investment contracts may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the Trust to sell a contract at a fair price and may substantially delay the sale of contracts which the Trust seeks to sell. In addition, investment contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets and liabilities measured at fair value as of December 31, 2008:

	Fair Value Measurements			Assets at
	Level 1	Level 2	Level 3	Fair Value
Assets:
Common collective trust	$—	$410,776	$—	$410,776
Common stock of Kansas City Southern	32,728	—	—	32,728
Mutual funds	1,984,984	—	—	1,984,984

	$2,017,712	$410,776	$—	$2,428,488

(5)	Portfolio Risk

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(6)	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated July 15, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through June 30, 2003. The tax determination letter has not been updated for the latest plan amendments occurring after June 30, 2003. However, the plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2008 and 2007. The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(7)	Related Party Transactions

Certain Plan investments held in the Trust are shares of KCS common stock, which is considered a party-in-interest. At December 31, 2008 and 2007, the fair value of shares held is $32,728 and $13,938, respectively.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(8)	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

(9)	Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:

	2008	2007

Net assets available for benefits per the financial statements	$2,460,937	$3,580,117
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(19,701)	(2,167)
Amounts allocated to withdrawing participants	(39,387)	—

Net assets available for benefits per the Form 5500	$2,401,849	$3,577,950

The following is a reconciliation of the total investment income (loss) per the financial statements to the Form 5500:

	2008	2007
Total investment income (loss) per the financial statements	$(951,168)	$266,795
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(17,534)	3,871

Total investment income (loss) per the Form 5500	$(968,702)	$270,666

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	2008	2007

Benefits paid to participants per the financial statements	$419,885	$515,144
Add Amounts allocated to withdrawing participants	39,387	—

Benefits paid to participants per the Form 5500	$459,272	$515,144

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to December 31, 2008 but not yet paid as of that date.

(10)	Prohibited Transaction

During the plan year ended December 31, 2008, the Company failed to remit to the Trustee certain employee contributions totaling approximately $8,497 within the period of time prescribed by ERISA Section 2510.3-102. Delays in remitting contributions to the Plan’s trustee were due to administrative errors, and the Company made contributions to the affected participant’s account to compensate in aggregate the approximate lost income due to the delays.

Schedule 1
GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2008

Identity	Description	Fair value

Common stock:
* Kansas City Southern common stock	1,718.000 shares, with a fair value of $19.05 per share	$32,728
Common collective trust:
Invesco Stable Value Trust	430,476.700 shares, with a fair value of $0.95 (rounded) per share	410,776
Mutual funds:
AIM Small Cap Growth Fund	3,807.730 shares, with a fair value of $16.83 per share	64,084
American Balanced	10,894.886 shares, with a fair value of $13.78 per share	150,132
American Century Real Estate/Advisor	2,182.704 shares, with a fair value of $11.68 per share	25,494
CRM Mid Cap Value Fund/Investment	5,884.380 shares, with a fair value of $18.66 per share	109,803
DWS Equity 500 Index	1,445.673 shares, with a fair value of $101.24 per share	146,360
EuroPacific Growth	4,540.518 shares, with a fair value of $28.01 per share	127,180
Franklin Balance Sheet Investment Fund—Class A	2,554.602 shares, with a fair value of $35.19 per share	89,896
Growth Fund of America	21,019.845 shares, with a fair value of $20.48 per share	430,486
ING International Value Fund	12,170.457 shares, with a fair value of $9.49 per share	115,498
Janus Fund	3,133.040 shares, with a fair value of $19.22 per share	60,217
Janus Twenty Fund	820.078 shares, with a fair value of $42.99 per share	35,255
MFS Value Fund	5,644.146 shares, with a fair value of $17.54 per share	98,998
PIMCO Total Return Administrative Shares	31,338.553 shares, with a fair value of $10.14 per share	317,773
Washington Mutual Investors	9,986.363 shares, with a fair value of $21.41 per share	213,808

Total investments		$2,428,488

*	Party-in-interest.
See accompanying report of independent registered public accounting firm.

Schedule 2
GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Schedule H, line 4(a)—Schedule of Delinquent Participant Contributions
December 31, 2008

	Relationship		Amount
Identity of party involved	to plan	Description of transaction	Involved
Kansas City Southern Railway Company	Plan Sponsor	Nontimely remittance of contributions to the plan for 2008	$8,497
See accompanying report of independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Gateway Western Railway Union 401(k) Plan
June 25, 2009	/s/ John E. Derry
John E. Derry
Senior Vice President Human Resources